Old Mutual Asset Allocation Conservative Portfolio

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2011 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] - 100.1%		
Corporate/Preferred-High Yield - 6.4 %		
Old Mutual Dwight High Yield Fund	251,014	$ 2,616
Total Corporate/Preferred-High Yield		2,616
Government/Corporate - 62.5%		
Old Mutual Barrow Hanley Core Bond Fund	1,365,541	14,365
Old Mutual Dwight Intermediate Fixed Income Fund	570,117	5,690
Old Mutual Dwight Short Term Fixed Income Fund	546,751	5,500
Total Government/Corporate		25,555
Growth - 2.4%		
Old Mutual Copper Rock Emerging Growth Fund*	76,936	1,002
Total Growth		1,002
Growth & Income-Large Cap - 3.5%		
Old Mutual Focused Fund	63,745	1,456
Total Growth & Income-Large Cap		1,456
Growth-Large Cap - 4.0%		
Old Mutual Large Cap Growth Fund	81,781	1,622
Total Growth-Large Cap		1,622
International Equity - 6.5%		
Old Mutual International Equity Fund	268,952	2,665
Total International Equity		2,665
Market Neutral-Equity - 1.8%		
Old Mutual Analytic U.S. Long/Short Fund	59,793	732
Total Market Neutral-Equity		732
Value - 5.6%		
Old Mutual Barrow Hanley Value Fund	330,291	2,279
Total Value		2,279
Value-Mid Cap - 6.5%		
Old Mutual TS&W Mid-Cap Value Fund	275,304	2,662
Total Value-Mid Cap		2,662
Value-Small Cap - 0.1%		
Old Mutual TS&W Small Cap Value Fund*	1,154	23
Total Value-Small Cap		23
Money Market Fund - 0.8%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.04% (A)	345,600	346
Total Money Market Fund		346
Total Affiliated Mutual Funds (Cost $36,480)		**40,958**
Total Investments - 100.1% (Cost $36,480)†		**40,958**
Other Assets and Liabilities, Net - (0.1)%		**(49)**
Total Net Assets - 100.0%		**$ 40,909**

* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
control as they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
investment adviser to all affiliated mutual funds.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2011.

† At April 30, 2011, the approximate tax basis cost of the Fund's investments was $36,480 (000), and the unrealized appreciation and depreciation were $4,506 (000) and $(28) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of April 30, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1		Level 2	Level 3		Total
Investments						
Affiliated Mutual Funds	$	40,958	$ -	$ -	$	40,958
Total Investments	$	40,958	$ -	$ -	$	40,958

Old Mutual Asset Allocation Balanced Portfolio

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2011 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] - 100.3%		
Corporate/Preferred-High Yield - 4.2 %		
Old Mutual Dwight High Yield Fund	283,879	$ 2,958
Total Corporate/Preferred-High Yield		2,958
Government/Corporate - 34.6%		
Old Mutual Barrow Hanley Core Bond Fund	1,478,429	15,553
Old Mutual Dwight Intermediate Fixed Income Fund	403,741	4,030
Old Mutual Dwight Short Term Fixed Income Fund	473,183	4,760
Total Government/Corporate		24,343
Growth - 3.0%		
Old Mutual Copper Rock Emerging Growth Fund*	164,058	2,136
Total Growth		2,136
Growth & Income-Large Cap - 5.9%		
Old Mutual Focused Fund	182,316	4,164
Total Growth & Income-Large Cap		4,164
Growth & Income-Small Cap - 0.2%		
Old Mutual Strategic Small Company Fund	9,121	114
Total Growth & Income-Small Cap		114
Growth-Large Cap - 6.1%		
Old Mutual Large Cap Growth Fund	217,886	4,321
Total Growth-Large Cap		4,321
International Equity - 12.9%		
Old Mutual International Equity Fund	913,727	9,055
Total International Equity		9,055
Market Neutral-Equity - 3.0%		
Old Mutual Analytic U.S. Long/Short Fund	171,077	2,094
Total Market Neutral-Equity		2,094
Sector Fund-Real Estate - 2.6%		
Old Mutual Heitman REIT Fund	202,451	1,844
Total Sector Fund-Real Estate		1,844
Value - 12.7%		
Old Mutual Barrow Hanley Value Fund	1,292,998	8,922
Total Value		8,922
Value-Mid Cap - 9.6%		
Old Mutual TS&W Mid-Cap Value Fund	701,958	6,788
Total Value-Mid Cap		6,788
Value-Small Cap - 4.6%		
Old Mutual TS&W Small Cap Value Fund*	161,991	3,260
Total Value-Small Cap		3,260
Money Market Fund - 0.9%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.04% (A)	662,289	662
Total Money Market Fund		**662**
Total Affiliated Mutual Funds (Cost $61,177)		**70,661**
Total Investments - 100.3% (Cost $61,177)†		**70,661**
Other Assets and Liabilities, Net - (0.3)%		**(227)**
Total Net Assets - 100.0%		**$ 70,434**

* Non-income producing security.

 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
    control as they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
    investment adviser to all affiliated mutual funds.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2011.

 † At April 30, 2011, the approximate tax basis cost of the Fund's investments was $61,177 (000), and the unrealized appreciation and depreciation were
$9,729 (000) and $(245) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$ 70,661	$ -	$ -	$ 70,661
Total Investments	$ 70,661	$ -	$ -	$ 70,661

Old Mutual Asset Allocation Moderate Growth Portfolio

SCHEDULE OF INVESTMENTS

AS OF APRIL 30, 2011 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] - 100.1%		
Government/Corporate - 18.2%		
Old Mutual Barrow Hanley Core Bond Fund	1,395,570	$ 14,681
Old Mutual Dwight Intermediate Fixed Income Fund	193,697	1,933
Total Government/Corporate		16,614
Growth - 5.1%		
Old Mutual Copper Rock Emerging Growth Fund*	355,255	4,626
Total Growth		4,626
Growth & Income-Large Cap - 7.2%		
Old Mutual Focused Fund	287,788	6,573
Total Growth & Income-Large Cap		6,573
Growth & Income-Small Cap - 0.4%		
Old Mutual Strategic Small Company Fund	30,961	388
Total Growth & Income-Small Cap		388
Growth-Large Cap - 6.7%		
Old Mutual Large Cap Growth Fund	309,110	6,130
Total Growth-Large Cap		6,130
International Equity - 19.0%		
Old Mutual International Equity Fund	1,746,086	17,304
Total International Equity		17,304
Market Neutral-Equity - 5.1%		
Old Mutual Analytic U.S. Long/Short Fund	380,080	4,652
Total Market Neutral-Equity		4,652
Sector Fund-Real Estate - 5.5%		
Old Mutual Heitman REIT Fund	548,606	4,998
Total Sector Fund-Real Estate		4,998
Value - 12.1%		
Old Mutual Barrow Hanley Value Fund	1,593,034	10,992
Total Value		10,992
Value-Mid Cap - 11.2%		
Old Mutual TS&W Mid-Cap Value Fund	1,052,156	10,174
Total Value-Mid Cap		10,174
Value-Small Cap - 8.6%		
Old Mutual TS&W Small Cap Value Fund*	389,967	7,847
Total Value-Small Cap		7,847
Money Market Fund - 1.0%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.04% (A)	910,040	910
Total Money Market Fund		**910**
Total Affiliated Mutual Funds (Cost $80,488)		**91,208**
Total Investments - 100.1% (Cost $80,488)†		**91,208**
Other Assets and Liabilities, Net - (0.1)%		**(123)**
Total Net Assets - 100.0%		**$ 91,085**

* Non-income producing security.

 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
    control as they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
    investment adviser to all affiliated mutual funds.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2011.

 † At April 30, 2011, the approximate tax basis cost of the Fund's investments was $80,488 (000), and the unrealized appreciation and depreciation
were $12,780 (000) and $(2,060) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

 The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad
levels as follows:

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
 A summary of the inputs used as of April 30, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$ 91,208	$ -	$ -	$ 91,208
Total Investments	$ 91,208	$ -	$ -	$ 91,208

Old Mutual Asset Allocation Growth Portfolio

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2011 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] - 100.1%		
Growth - 5.7%		
Old Mutual Copper Rock Emerging Growth Fund*	249,649	$ 3,251
Total Growth		3,251
Growth & Income-Large Cap - 7.4%		
Old Mutual Focused Fund	184,466	4,213
Total Growth & Income-Large Cap		4,213
Growth-Large Cap - 10.2%		
Old Mutual Large Cap Growth Fund	292,426	5,799
Total Growth-Large Cap		5,799
International Equity - 27.2%		
Old Mutual International Equity Fund	1,563,103	15,490
Total International Equity		15,490
Market Neutral-Equity - 4.4%		
Old Mutual Analytic U.S. Long/Short Fund	201,975	2,472
Total Market Neutral-Equity		2,472
Sector Fund-Real Estate - 7.7%		
Old Mutual Heitman REIT Fund	480,840	4,380
Total Sector Fund-Real Estate		4,380
Value - 16.2%		
Old Mutual Barrow Hanley Value Fund	1,332,732	9,196
Total Value		9,196
Value-Mid Cap - 13.6%		
Old Mutual TS&W Mid-Cap Value Fund	800,491	7,741
Total Value-Mid Cap		7,741
Value-Small Cap - 6.7%		
Old Mutual TS&W Small Cap Value Fund*	190,227	3,828
Total Value-Small Cap		3,828
Money Market Fund - 1.0%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.04% (A)	541,614	542
Total Money Market Fund		**542**
Total Affiliated Mutual Funds (Cost $48,969)		**56,912**
Total Investments - 100.1% (Cost $48,969)†		**56,912**
Other Assets and Liabilities, Net - (0.1)%		**(43)**
Total Net Assets - 100.0%		**$ 56,869**

* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
   control as they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
   investment adviser to all affiliated mutual funds.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2011.

† At April 30, 2011, the approximate tax basis cost of the Fund's investments was $48,969 (000), and the unrealized appreciation and depreciation
were $8,843 (000) and $(900) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

 The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three
broad levels as follows:

   Level 1 – quoted prices in active markets for identical securities
   Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
   Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$ 56,912	$ -	$ -	$ 56,912
Total Investments	$ 56,912	$ -	$ -	$ 56,912

Old Mutual Analytic Fund

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2011 (UNAUDITED)

Description	Shares/ Contracts	Value (000)
Common Stock - 122.0%		
Aerospace/Defense - 2.6%		
Lockheed Martin (B)	25,299	$ 2,005
Total Aerospace/Defense		2,005
Agricultural Operations - 1.2%		
Archer-Daniels-Midland	16,741	620
Bunge	3,948	298
Total Agricultural Operations		918
Airlines - 1.1%		
United Continental Holdings*	35,112	801
Total Airlines		801
Applications Software - 0.8%		
Microsoft (B)	23,127	602
Total Applications Software		602
Auto/Truck Parts and Equipment-Original - 2.1%		
TRW Automotive Holdings* (B)	28,319	1,616
Total Auto/Truck Parts and Equipment-Original		1,616
Auto-Cars/Light Trucks - 1.1%		
Ford Motor Company* (B)	52,438	811
Total Auto-Cars/Light Trucks		811
Beverages-Non-Alcoholic - 2.7%		
Coca-Cola Enterprises (B)	72,929	2,072
Total Beverages-Non-Alcoholic		2,072
Building & Construction Products-Miscellaneous - 0.4%		
Owens Corning*	7,119	269
Total Building & Construction Products-Miscellaneous		269
Cable TV - 1.9%		
Comcast, Cl A	1,808	47
DIRECTV, Cl A*	13,891	675
Time Warner Cable (B)	8,896	695
Total Cable TV		1,417
Cellular Telecommunications - 1.6%		
MetroPCS Communications* (B)	70,843	1,192
Total Cellular Telecommunications		1,192
Chemicals-Diversified - 0.6%		
Dow Chemical	1,119	46
E.I. du Pont de Nemours	5,356	304
Huntsman	4,244	88
Total Chemicals-Diversified		438
Chemicals-Specialty - 0.4%		
Lubrizol	2,545	342
Total Chemicals-Specialty		342
Commercial Banks-Eastern US - 0.7%		
CIT Group* (B)	4,770	202
M&T Bank	3,946	349
Total Commercial Banks-Eastern US		551
Commercial Banks-Western US - 0.4%		
East West Bancorp	13,689	289
Total Commercial Banks-Western US		289
Computer Aided Design - 0.3%		
Autodesk*	4,614	208
Total Computer Aided Design		208
Computer Services - 5.4%		
Cognizant Technology Solutions, Cl A* (B)	22,025	1,826
International Business Machines (B)	13,379	2,282
Total Computer Services		4,108
Computers - 6.5%		
Apple* (B)	10,921	3,803
Dell* (B)	71,786	1,113
Total Computers		4,916
Computers-Memory Devices - 0.7%		

SanDisk*	10,416	512
Total Computers-Memory Devices		512
Containers-Metal/Glass - 0.6%		
Crown Holdings*	12,606	471
Total Containers-Metal/Glass		471
Cosmetics and Toiletries - 0.5%		
Procter & Gamble	5,340	347
Total Cosmetics and Toiletries		347
Cruise Lines - 1.3%		
Royal Caribbean Cruises	24,338	969
Total Cruise Lines		969
Diversified Banking Institutions - 3.3%		
Citigroup* (B)	283,785	1,303
JPMorgan Chase (B)	26,745	1,220
Total Diversified Banking Institutions		2,523
Diversified Manufacturing Operations - 1.0%		
General Electric	9,240	189
Illinois Tool Works	7,895	461
Parker Hannifin	1,134	107
Total Diversified Manufacturing Operations		757
E-Commerce/Products - 1.4%		
Amazon.com*	5,325	1,046
Total E-Commerce/Products		1,046
E-Commerce/Services - 2.3%		
NetFlix*	899	209
priceline.com* (B)	2,865	1,567
Total E-Commerce/Services		1,776
Electric Products-Miscellaneous - 0.3%		
Molex	8,373	226
Total Electric Products-Miscellaneous		226
Electric-Integrated - 2.6%		
CMS Energy	1,572	31
PG&E	24,748	1,141
Progress Energy	1,011	48
Westar Energy	28,744	782
Total Electric-Integrated		2,002
Electronic Components-Miscellaneous - 3.2%		
Jabil Circuit (B)	51,088	1,014
Vishay Intertechnology* (B)	72,537	1,384
Total Electronic Components-Miscellaneous		2,398
Electronic Components-Semiconductors - 1.6%		
Fairchild Semiconductor International* (B)	57,763	1,211
Total Electronic Components-Semiconductors		1,211
Engineering/R&D Services - 0.7%		
Aecom Technology*	10,138	276
URS*	5,515	247
Total Engineering/R&D Services		523
Enterprise Software/Services - 0.0%		
Oracle	679	24
Total Enterprise Software/Services		24
Finance-Credit Card - 0.9%		
Discover Financial Services	26,662	662
Total Finance-Credit Card		662
Finance-Other Services - 0.1%		
NYSE Euronext	1,612	65
Total Finance-Other Services		65
Food-Meat Products - 2.8%		
Smithfield Foods*	16,427	387
Tyson Foods, Cl A (B)	86,289	1,717
Total Food-Meat Products		2,104
Food-Miscellaneous/Diversified - 0.1%		
Corn Products International	1,694	93
Total Food-Miscellaneous/Diversified		93
Food-Retail - 0.3%		
Whole Foods Market*	3,666	230
Total Food-Retail		230
Home Decoration Products - 1.1%		
Newell Rubbermaid	42,288	806

Total Home Decoration Products		806
Investment Management/Advisor Services - 0.8%		
Ameriprise Financial	9,500	590
Total Investment Management/Advisor Services		590
Life/Health Insurance - 2.4%		
Prudential Financial (B)	28,679	1,819
Total Life/Health Insurance		1,819
Machinery-Construction and Mining - 0.9%		
Caterpillar	5,693	657
Total Machinery-Construction and Mining		657
Medical Products - 2.4%		
Johnson & Johnson (B)	26,975	1,773
Stryker	317	18
Total Medical Products		1,791
Medical-Biomedical/Genetics - 5.1%		
Alexion Pharmaceuticals*	1,939	188
Amgen* (B)	44,100	2,507
Biogen Idec* (B)	11,739	1,143
Total Medical-Biomedical/Genetics		3,838
Medical-Drugs - 0.4%		
Pfizer	14,536	305
Total Medical-Drugs		305
Medical-Generic Drugs - 0.8%		
Mylan*	25,342	632
Total Medical-Generic Drugs		632
Medical-HMO - 1.1%		
Aetna	5,860	243
UnitedHealth Group (B)	12,299	605
Total Medical-HMO		848
Medical-Wholesale Drug Distributors - 5.4%		
AmerisourceBergen	27,107	1,102
Cardinal Health (B)	51,533	2,251
McKesson	9,235	767
Total Medical-Wholesale Drug Distributors		4,120
Metal Processors and Fabricators - 1.1%		
Timken	14,414	813
Total Metal Processors and Fabricators		813
Metal-Aluminum - 0.1%		
Alcoa	6,425	109
Total Metal-Aluminum		109
Metal-Copper - 1.2%		
Freeport-McMoRan Copper & Gold	16,465	906
Total Metal-Copper		906
Multimedia - 2.4%		
Viacom, Cl B (B)	35,829	1,833
Total Multimedia		1,833
Non-Hazardous Waste Disposal - 1.0%		
Waste Management	18,844	744
Total Non-Hazardous Waste Disposal		744
Oil & Gas Drilling - 1.1%		
Patterson-UTI Energy	26,171	814
Total Oil & Gas Drilling		814
Oil Companies-Exploration & Production - 2.2%		
Apache (B)	10,737	1,432
Devon Energy	2,410	219
Total Oil Companies-Exploration & Production		1,651
Oil Companies-Integrated - 12.5%		
Chevron (B)	32,824	3,592
ConocoPhillips (B)	36,003	2,842
Exxon Mobil	10,526	926
Marathon Oil (B)	39,151	2,116
Total Oil Components-Integrated		9,476
Oil Refining and Marketing - 1.3%		
Tesoro*	6,261	170
Valero Energy	27,665	783
Total Oil Refining and Marketing		953
Pharmacy Services - 0.7%		
Medco Health Solutions*	7,536	447

SXC Health Solutions*	1,341	74
Total Pharmacy Services		521
Property/Casualty Insurance - 2.5%		
Travelers (B)	30,515	1,931
Total Property/Casualty Insurance		1,931
Real Estate Operation/Development - 0.6%		
Forest City Enterprises, Cl A*	24,197	465
Total Real Estate Operation/Development		465
REITS-Diversified - 1.4%		
Weyerhaeuser (B)	47,321	1,089
Total REITS-Diversified		1,089
REITS-Mortgage - 0.8%		
Chimera Investment (B)	144,165	584
Total REITS-Mortgage		584
REITS-Warehouse/Industrial - 0.0%		
ProLogis	1,016	17
Total REITS-Warehouse/Industrial		17
Retail-Auto Parts - 0.1%		
Advance Auto Parts	916	60
Total Retail-Auto Parts		60
Retail-Consumer Electronics - 1.4%		
Best Buy (B)	34,531	1,078
Total Retail-Consumer Electronics		1,078
Retail-Discount - 1.1%		
Target	2,422	119
Wal-Mart Stores (B)	12,995	714
Total Retail-Discount		833
Retail-Drug Store - 0.9%		
Walgreen	15,557	665
Total Retail-Drug Store		665
Retail-Restaurants - 2.1%		
Chipotle Mexican Grill*	1,355	362
Panera Bread, Cl A* (B)	10,481	1,269
Total Retail-Restaurants		1,631
Retail-Sporting Goods - 0.6%		
Dick's Sporting Goods*	11,433	468
Total Retail-Sporting Goods		468
Semiconductor Components-Integrated Circuits - 0.5%		
Atmel*	23,246	356
Total Semiconductor Components-Integrated Circuits		356
Super-Regional Banks-US - 5.3%		
Capital One Financial	10,748	588
Huntington Bancshares	104,549	710
Wells Fargo (B)	94,557	2,753
Total Super-Regional Banks-US		4,051
Telecommunications Services - 0.3%		
Virgin Media	6,750	204
Total Telecommunications Services		204
Telephone-Integrated - 3.9%		
AT&T (B)	95,880	2,984
Total Telephone-Integrated		2,984
Therapeutics - 0.2%		
Warner Chilcott, Cl A*	7,679	177
Total Therapeutics		177
Tobacco - 2.8%		
Lorillard (B)	16,850	1,795
Philip Morris International (B)	5,117	355
Total Tobacco		2,150
Total Common Stock (Cost $77,976)		**92,463**
Rights - 0.0%		
Sanofi*	1,174	3
Total Rights (Cost $3)		**3**
Affiliated Mutual Fund - 2.2%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.04% (A)	1,696,717	1,697
Total Affiliated Mutual Fund (Cost $1,697)		**1,697**
Total Investments - 124.2% (Cost $79,676)†		**94,163**
Securities Sold Short - (20.9)%		
Auto-Cars/Light Trucks - (1.1)%		

Tesla Motors*		(29,267)	$ (808)
Total Auto-Cars/Light Trucks			(808)
Broadcast Services/Programing - (0.8)%			
Liberty Media - Capital, Ser A*		(7,489)	(616)
Total Broadcast Services/Programing			(616)
Building-Residential/Commercial - (2.9)%			
KB Home		(1,632)	(19)
MDC Holdings		(55,308)	(1,615)
Toll Brothers*		(26,081)	(548)
Total Building-Residential/Commercial			(2,182)
Cellular Telecommunications - (0.8)%			
Leap Wireless International*		(38,435)	(570)
Total Cellular Telecommunications			(570)
Diagnostic Kits - (0.1)%			
Alere*		(2,505)	(93)
Total Diagnostic Kits			(93)
Electronic Components-Semiconductors - (0.8)%			
Intersil, Cl A		(41,897)	(619)
Total Electronic Components-Semiconductors			(619)
Finance-Investment Banker/Broker - (0.1)%			
Greenhill		(1,860)	(110)
Total Finance-Investment Banker/Broker			(110)
Food-Retail - (1.5)%			
SUPERVALU		(102,289)	(1,152)
Total Food-Retail			(1,152)
Funeral Services and Related Items - (0.1)%			
Hillenbrand		(4,467)	(102)
Total Funeral Services and Related Items			(102)
Independent Power Producer - (0.2)%			
Genon Energy*		(7,998)	(31)
NRG Energy*		(6,744)	(163)
Total Independent Power Producer			(194)
Medical-Biomedical/Genetics - (1.9)%			
Dendreon*		(18,364)	(798)
Human Genome Sciences*		(21,996)	(648)
Total Medical-Biomedical/Genetics			(1,446)
Motion Pictures & Services - (0.4)%			
DreamWorks Animation SKG, Cl A*		(12,366)	(328)
Total Motion Pictures & Services			(328)
Multi-line Insurance - (0.2)%			
Genworth Financial, Cl A*		(10,711)	(131)
Total Multi-line Insurance			(131)
Oil & Gas Drilling - (0.5)%			
Atlas Energy Escrow*		(817)	–
Diamond Offshore Drilling		(4,609)	(350)
Total Oil and Gas Drilling			(350)
Oil Components-Exploration & Production - (2.0)%			
Cobalt International Energy*		(12,603)	(176)
Southwestern Energy*		(30,825)	(1,352)
Total Oil Components-Exploration & Production			(1,528)
Pharmacy Services - (0.4)%			
Omnicare		(8,715)	(274)
Total Pharmacy Services			(274)
Pipelines - (0.8)%			
Spectra Energy		(22,222)	(645)
Total Pipelines			(645)
Reinsurance - (0.5)%			
PartnerRe		(4,519)	(363)
Total Reinsurance			(363)
REITS-Office Property - (1.2)%			
Douglas Emmett		(42,285)	(880)
Total REITS-Office Property			(880)
Retirement/Aged Care - (0.3)%			
Brookdale Senior Living*		(8,833)	(241)
Total Retirement/Aged Care			(241)
S&L/Thrifts-Eastern US - (0.5)%			
Hudson City Bancorp		(40,945)	(390)
Total S&L/Thrifts-Eastern US			(390)

Schools - (0.1)%		
Apollo Group, Cl A*	(1,964)	(79)
Total Schools		(79)
Telecommunications Equipment-Fiber Optics - (1.3)%		
Ciena*	(34,101)	(963)
Total Telecommunications Equipment-Fiber Optics		(963)
Telephone-Integrated - (0.3)%		
Frontier Communications	(30,160)	(249)
Total Telephone-Integrated		(249)
Television - (1.2)%		
Central European Media Enterprises, Cl A*	(38,708)	(887)
Total Television		(887)
Web Hosting/Design - (0.6)%		
Equinix*	(4,404)	(443)
Total Web Hosting/Design		(443)
Wireless Equipment - (0.3)%		
SBA Communications, Cl A*	(6,035)	(233)
Total Wireless Equipment		(233)
Total Securities Sold Short (Proceeds received $(13,688))		**(15,876)**
Written Option Contracts - (3.8)%		
Written Call Option - (3.8)%		
S&P 100 Index		
May 2011, 100 Call		
Strike Price: $560	(457)	(2,207)
S&P 100 Index		
May 2011, 100 Call		
Strike Price: $585	(218)	(523)
S&P 500 Index		
May 2011, 100 Call		
Strike Price: $1,385	(220)	(139)
Total Written Call Option		**(2,869)**
Written Put Option - 0.0%		
S&P 500 Index		
May 2011, 100 Put		
Strike Price: $1,320	(30)	(15)
Total Written Put Option		**(15)**
Total Written Option Contracts [1]		
(Proceeds received $(2,400))		**(2,884)**
Other Assets and Liabilities, Net - 0.5%		**388**
Total Net Assets - 100.0%	$	**75,791**

(1) The amount represents the fair value of derivative instruments subject to equity contract risk exposure as of April 30, 2011.

* Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of April 30, 2011.

(B) - All or portion of this security is held as cover for securities sold short or open written option contracts.

Cl - Class
HMO - Health Maintenance Organization
REITs - Real Estate Investment Trusts
S&L - Savings and Loan
Ser - Series
R&D - Research and Development

† At April 30, 2011, the approximate tax basis cost of the Fund's investments was $79,676 (000), and the unrealized appreciation and depreciation were $15,179 (000) and $(692) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1		Level 2		Level 3		Total	
Investments								
Common Stock	$	92,463	$	-	$	-	$	92,463
Rights		3		-		-		3
Affiliated Mutual Fund		1,697		-		-		1,697
Securities Sold Short								
Securities Sold Short		(15,876)		-		-		(15,876)
Other Financial Instruments								
Written Option Contracts		(2,884)		-		-		(2,884)
Total Investments	$	75,403	$	-	$	-	$	75,403

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual Copper Rock Emerging Growth Fund

SCHEDULE OF INVESTMENTS

AS OF APRIL 30, 2011 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 98.4%		
Aerospace/Defense - 1.5%		
TransDigm Group*	9,446	$ 787
Total Aerospace/Defense		787
Aerospace/Defense-Equipment - 2.6%		
BE Aerospace*	12,099	467
Heico	9,554	460
Kaman	11,850	441
Total Aerospace/Defense-Equipment		1,368
Apparel Manufacturers - 1.2%		
Under Armour, Cl A*	8,966	614
Total Apparel Manufacturers		614
Applications Software - 1.0%		
NetSuite*	14,605	506
Total Applications Software		506
Auction House/Art Dealer - 1.6%		
Sotheby's	16,760	847
Total Auction House/Art Dealer		847
Audio/Video Products - 0.7%		
Harman International Industries	7,279	353
Total Audio/Video Products		353
Auto/Truck Parts & Equipment-Original - 0.7%		
Tenneco*	7,947	367
Total Auto/Truck Parts & Equipment-Original		367
Chemicals-Specialty - 1.5%		
Albemarle	11,139	786
Total Chemicals-Specialty		786
Coffee - 3.4%		
Green Mountain Coffee Roasters*	26,735	1,790
Total Coffee		1,790
Commercial Services - 1.3%		
HMS Holdings*	8,904	701
Total Commercial Services		701
Computer Services - 1.1%		
Syntel	5,399	295
VanceInfo Technologies ADR*	9,768	314
Total Computer Services		609
Computers-Integrated Systems - 2.5%		
Micros Systems*	10,358	539
Riverbed Technology*	22,555	792
Total Computers-Integrated Systems		1,331
Consulting Services - 1.2%		
Gartner*	14,755	633
Total Consulting Services		633
Distribution/Wholesale - 3.4%		
Fossil*	8,128	778
WESCO International*	16,942	1,050
Total Distribution/Wholesale		1,828
E-Commerce/Products - 2.5%		
Shutterfly*	21,861	1,346
Total E-Commerce/Products		1,346
E-Commerce/Services - 0.7%		
OpenTable*	3,373	375
Total E-Commerce/Services		375
Electric Products-Miscellaneous - 2.0%		
AMETEK	22,648	1,043
Total Electric Products-Miscellaneous		1,043
Electronic Components-Miscellaneous - 0.7%		
Gentex	12,208	383
Total Electronic Components-Miscellaneous		383
Electronic Components-Semiconductors - 6.9%		
Cavium Networks*	15,834	747
Entropic Communications*	109,689	961
Netlogic Microsystems*	22,671	978
Rovi*	7,867	382
Skyworks Solutions*	18,650	587
Total Electronic Components-Semiconductors		3,655

E-Marketing/Information - 0.5%		
Constant Contact*	9,458	262
Total E-Marketing/Information		262
Enterprise Software/Services - 1.1%		
Ultimate Software Group*	10,269	575
Total Enterprise Software/Services		575
Filtration/Separation Products - 0.9%		
Polypore International*	7,395	457
Total Filtration/Separation Products		457
Finance-Consumer Loans - 1.7%		
Portfolio Recovery Associates*	10,261	926
Total Finance-Consumer Loans		926
Finance-Other Services - 0.4%		
Higher One Holdings*	16,226	229
Total Finance-Other Services		229
Food-Retail - 0.5%		
Fresh Market*	6,443	269
Total Food-Retail		269
Footwear & Related Apparel - 0.7%		
Steven Madden*	7,202	383
Total Footwear & Related Apparel		383
Home Furnishings - 0.5%		
Tempur-Pedic International*	4,015	252
Total Home Furnishings		252
Human Resources - 1.8%		
51job ADR*	4,330	243
Korn/Ferry International*	12,478	258
SuccessFactors*	13,366	463
Total Human Resources		964
Instruments-Scientific - 0.6%		
PerkinElmer	11,024	312
Total Instruments-Scientific		312
Internet Application Software - 0.6%		
Intralinks Holdings*	9,482	301
Total Internet Application Software		301
Internet Content-Information/News - 1.8%		
Dice Holdings*	18,533	340
WebMD Health, Cl A*	10,529	609
Total Internet Content-Information/News		949
Internet Telephony - 0.4%		
Broadsoft*	4,453	202
Total Internet Telephony		202
Investment Management/Advisor Services - 1.8%		
Affiliated Managers Group*	8,964	978
Total Investment Management/Advisor Services		978
Lasers-Systems/Components - 0.3%		
Coherent*	2,893	181
Total Lasers-Systems/Components		181
Machinery-Construction & Mining - 1.7%		
Astec Industries*	10,078	391
Joy Global	4,969	501
Total Machinery-Construction & Mining		892
Machinery-General Industry - 5.0%		
Gardner Denver	7,299	631
Robbins & Myers	14,051	611
Roper Industries	16,678	1,443
Total Machinery-General Industry		2,685
Machinery-Pumps - 1.0%		
Graco	10,799	540
Total Machinery-Pumps		540
Medical Information Systems - 0.8%		
athenahealth*	9,196	425
Total Medical Information Systems		425
Medical Instruments - 0.5%		
DexCom*	16,023	267
Total Medical Instruments		267
Medical Products - 3.3%		
Coopers	14,687	1,100
Zoll Medical*	11,764	667
Total Medical Products		1,767
Medical-Outpatient/Home Medical - 1.0%		
Air Methods*	7,677	519
Total Medical-Outpatient/Home Medical		519

Networking Products - 1.8%		
Acme Packet*	11,722	968
Total Networking Products		968
Oil & Gas Drilling - 1.0%		
Rowan*	12,535	523
Total Oil & Gas Drilling		523
Oil Components-Exploration & Production - 3.5%		
Brigham Exploration*	17,278	579
Northern Oil and Gas*	14,852	353
Oasis Petroleum*	12,200	375
Whiting Petroleum*	8,226	572
Total Oil Components-Exploration & Production		1,879
Oil Field Machinery & Equipment - 1.2%		
Lufkin Industries	6,936	640
Total Oil Field Machinery and Equipment		640
Oil-Field Services - 1.8%		
CARBO Ceramics	5,861	943
Total Oil-Field Services		943
Patient Monitoring Equipment - 1.5%		
Insulet*	12,450	267
Masimo*	15,716	547
Total Patient Monitoring Equipment		814
Pharmacy Services - 3.8%		
Catalyst Health Solutions*	19,200	1,144
SXC Health Solutions*	16,086	887
Total Pharmacy Services		2,031
Physician Practice Management - 1.4%		
IPC The Hospitalist*	14,177	735
Total Physician Practice Management		735
Real Estate Management/Services - 1.4%		
CB Richard Ellis Group, Cl A*	27,872	744
Total Real Estate Management/Services		744
Rental Auto/Equipment - 0.4%		
Zipcar*	7,516	194
Total Rental Auto/Equipment		194
Retail-Apparel/Shoe - 3.6%		
Abercrombie & Fitch, Cl A	11,360	804
Lululemon Athletica*	8,052	805
Vera Bradley*	6,549	319
Total Retail-Apparel/Shoe		1,928
Retail-Gardening Products - 0.8%		
Tractor Supply	7,253	449
Total Retail-Gardening Products		449
Retail-Perfume & Cosmetics - 1.0%		
Ulta Salon Cosmetics & Fragrance*	10,065	535
Total Retail-Perfume & Cosmetics		535
Retail-Restaurants - 1.2%		
Chipotle Mexican Grill*	2,377	634
Total Retail-Restaurants		634
Retail-Vitamins/Nutrition Supplements - 1.2%		
Vitamin Shoppe*	16,225	633
Total Retail-Vitamins/Nutrition Supplements		633
Seismic Data Collection - 1.0%		
OYO Geospace*	5,591	522
Total Seismic Data Collection		522
Semiconductor Components-Integrated Circuits - 1.1%		
Atmel*	39,330	602
Total Semiconductor Components-Integrated Circuits		602
Telecommunications Equipment-Fiber Optics - 0.7%		
Finisar*	13,491	379
Total Telecommunications Equipment-Fiber Optics		379
Telecommunications Services - 0.1%		
Motricity*	5,257	70
Total Telecommunications Services		70
Transactional Software - 2.6%		
Synchronoss Technologies*	22,154	715
VeriFone Systems*	12,305	674
Total Transactional Software		1,389
Transport-Services - 0.7%		
HUB Group, Cl A*	9,327	376
Total Transport-Services		376
Virtual Reality Products - 2.0%		
RealD*	35,753	1,040

Total Virtual Reality Products		1,040
Wireless Equipment - 1.2%		
SBA Communications, Cl A*	16,046	620
Total Wireless Equipment		620
Total Common Stock (Cost $33,915)		**52,305**
Investment Company - 1.0%		
Growth-Mid Cap - 0.6%		
iShares Russell Midcap Growth Index Fund	5,410	341
Total Growth-Mid Cap		341
Growth-Small Cap - 0.4%		
iShares Russell 2000 Growth Index Fund	1,879	186
Total Growth-Small Cap		186
Total Investment Company (Cost $499)		**527**
Affiliated Mutual Fund - 0.6%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.04% (A)	313,697	314
Total Affiliated Mutual Fund (Cost $314)		**314**
Total Investments - 100.0% (Cost $34,728)†		**53,146**
Other Assets and Liabilities, Net - (0.0)%		**(18)**
Total Net Assets - 100.0%	$	**53,128**

* Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same

Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents

the 7-day effective yield as of April 30, 2011.
 ADR - American Depositary Receipt
 Cl - Class

 † At April 30, 2011, the approximate tax basis cost of the Fund's investments was $34,728 (000), and the unrealized appreciation and
depreciation were $18,596 (000) and $(178) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

 The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad
levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
 A summary of the inputs used as of April 30, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 52,305	$ -	$ -	$ 52,305
Investment Company	527	-	-	527
Affiliated Mutual Fund	314	-	-	314
Total Investments	$ 53,146	$ -	$ -	$ 53,146

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the
hierarchy at the beginning and end of the reporting period.

Old Mutual International Equity Fund

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2011 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 1.1 %		
B2B/E-Commerce - 0.0%		
Global Sources*	319	$ 4
Total B2B/E-Commerce		4
Computers - 0.8%		
Research In Motion*	7,898	384
Total Electronic Components-Miscellaneous		384
Electronic Components-Miscellaneous - 0.3%		
NAM TAI Electronics	18,800	115
Total Electronic Components-Miscellaneous		115
Total Common Stock (Cost $613)		**503**
Foreign Common Stock - 96.5%		
Australia - 7.3%		
Australia & New Zealand Banking Group	1,315	35
BHP Billiton	28,242	1,430
Credit Corp Group	2,021	13
Data#3	800	13
RCR Tomlinson	33,105	60
Rio Tinto	10,144	918
Santos	49,669	826
VDM Group	26,399	6
Total Australia		3,301
Austria - 1.4%		
OMV	13,444	613
Telekom Austria	200	3
Voestalpine	127	6
Total Austria		622
Belgium - 0.2%		
Euronav	40	1
Recticel	7,070	78
Total Belgium		79
Britain - 0.1%		
John Menzies	3,965	36
Total Britain		36
Canada - 0.7%		
Magna International	900	46
QLT*	8,900	73
TELUS	4,200	212
Total Canada		331
China - 1.1%		
Pacific Textile Holdings	100,000	65
Sinocom Software Group	88,000	10
SunVic Chemical Holdings	1,000	1
Yangzijiang Shipbuilding Holdings	272,000	403
Total China		479
Cyprus - 0.3%		
Bank of Cyprus Public	38,136	139
Total Cyprus		139
Denmark - 1.6%		
AP Moller - Maersk, Cl B	74	750
Total Denmark		750
Finland - 1.5%		
Digia	5,565	32
Stora Enso, Cl R	53,200	642
Total Finland		674
France - 11.6%		
AXA	75	2
BNP Paribas	12,047	952
Cegid Group*	917	31
Etam Developpement*	707	34
LDC	129	14
Linedata Services	1,290	25
NetGem	4,971	26
Parrot*	7,972	300
Peugeot*	12,423	564
Sanofi-Aventis	14,179	1,122
Tessi	465	48

Total	20,535	1,315
Video Futur Entertainment Group*	4,971	2
Vivendi	26,925	844
Total France		5,279
Germany - 7.2%		
Aleo Solar*	571	20
Allianz	2,911	457
Amadeus Fire*	1,154	56
BASF	11,521	1,183
Bavaria Industriekapital	925	19
Centrosolar Group*	2,968	23
Cewe Color Holding	836	41
Deutsche Telekom	4,138	69
E.ON	20,977	717
Freenet	62	1
Infineon Technologies	53,643	608
Koenig & Bauer*	565	14
VTG	1,738	44
Total Germany		3,252
Greece - 1.0%		
OPAP	21,070	446
Total Greece		446
Hong Kong - 5.4%		
Alco Holdings	88,000	40
Allied Properties	120,000	24
Champion Technology Holdings	6,316,000	128
CLP Holdings	102,000	839
Courage Marine Group	17,000	3
Dickson Concepts International	19,000	15
Digitalhongkong.Com*	11,984	3
DMX Technologies Group*	38,000	11
Dragon Hill Wuling Automobile Holdings*	130,000	17
Fairwood	39,000	55
Hannstar Board International Holdings	84,000	9
Hongkong Land Holdings	23,000	172
Hutchison Whampoa	52,000	595
Jardine Strategic Holdings	14,500	412
Kantone Holdings	570,000	7
Keck Seng Investments	24,900	13
Luen Thai Holdings	137,000	14
Next Media*	246,000	30
Victory City International Holdings	228,000	51
Wing On International	7,000	15
Total Hong Kong		2,453
Italy - 2.6%		
Banca Popolare dell'Emilia Romagna	169	2
De'Longhi	6,503	83
Enel	148,435	1,058
Engineering Ingegneria Informatica	916	33
Exor	26	1
Milano Assicurazioni *	521	1
Total Italy		1,178
Japan - 19.9%		
Aeon	29,800	359
Aichi Machine Industry	8,000	29
Airport Facilities	3,900	15
Aisin Seiki	12,200	430
Alfresa Holdings	200	7
Alpine Electronics	6,000	75
Arc Land Sakamoto	2,000	28
Argo Graphics	800	10
Artnature	4,100	39
Asahi Glass	5,000	64
Bando Chemical Industries	10,000	42
Belluna	7,550	52
Best Bridal	12	10
Canon	50	2
Chubu Steel Plate	300	2
Cleanup	1,400	10
Coca-Cola Central Japan	7,300	99
CTI Engineering	2,600	19
Daihatsu Diesel Manufacturing	4,000	27
Daihatsu Motor	28,000	452

Daiichikosho	3,300	58
Dainichi	1,800	14
EDION	13,100	113
Eidai	3,000	15
Faith	1,196	198
Fields	32	50
F-Tech	2,000	30
Fuji Soft	700	11
Fujifilm Holdings	700	22
Fujimori Kogyo	1,400	19
Fujitsu	58,100	333
Fujitsu Broad Solution & Consulting	1,100	10
FuKoKu	2,000	18
Fukuda Denshi	1,300	42
Fuso Chemical	500	14
Gamecard-Joyco Holdings*	3,300	40
Haruyama Trading	1,500	7
Haseko*	500	–
Hazama*	26,300	36
Heiwa	4,000	62
HI- LEX	1,600	26
Hitachi	86,000	467
Hokkaido Coca-Cola Bottling	2,000	10
Hokkan Holdings	4,000	13
H-One	3,600	29
Imasen Electric Industrial	884	12
IMI	600	11
IT Holdings	6,900	68
J Trust	4,600	19
JMS	3,000	10
JVC Kenwood Holdings*	15,800	81
Kamei	3,000	12
Kanto Auto Works	1,900	12
Kasai Kogyo	10,000	50
Kawasumi Laboratories	10,000	67
Kohnan Shoji	2,500	41
Koike Sanso Kogyo	6,000	17
Kojima	7,400	44
Komatsu Seiren	10,000	42
Konishi	1,900	25
KRS	1,600	17
Kyodo Printing	4,000	8
Marubeni	51,000	373
Mikuni Coca-Cola Bottling	4,600	41
Mimasu Semiconductor Industry	1,500	18
Mitani	500	8
Mitsubishi UFJ Financial Group	26,200	126
Mitsui Home	2,000	10
MTI	19	36
Nagase	9,500	120
Namura Shipbuilding	26,500	135
NIC	13,900	74
Nichireki	12,000	59
NIFTY	59	85
Nihon Kagaku Sangyo	2,000	17
Nihon Plast	1,200	10
Nihon Yamamura Glass	1,000	3
Nippo	15,000	121
Nippon Antenna	1,100	9
Nippon Road	30,000	88
Nippon Steel	700	2
Nippon Steel Trading	1,000	3
Nippon Telegraph & Telephone	13,500	629
NIS Group*	24,600	2
Nisshin Fudosan	5,600	30
Nissin Sugar Manufacturing	7,000	16
Nojima	3,528	26
Nuflare Technology	14	26
Obayashi Road	31,000	73
Onoken	2,200	20
Pacific Industrial	4,000	19
Piolax	2,800	64
Pressance	600	8

Raysum*	60	9
Relo Holdings	3,400	58
Riken Technos	8,000	26
Saison Information Systems	2,200	33
Sakata INX	2,000	9
Sanoh Industrial	3,200	25
Senshukai	2,100	13
Seria	1	2
Shidax	5,000	19
Shinsho	12,000	31
Sojitz	198,600	383
Soken Chemical & Engineering	700	8
Sony	19,100	539
Studio Alice	8,200	87
Sumikin Bussan	2,000	5
Suncall	4,000	18
T&K Toka	2,200	28
Taiyo Elec	2,300	12
Takagi Securities*	11,000	12
Takeda Pharmaceutical	18,900	916
Teikoku Sen-I	3,000	19
Toa Oil	11,000	15
Tokai/Gifu	500	9
Tokyu Construction	10,170	28
Totetsu Kogyo	29,000	251
Toyota Auto Body	4,600	81
Universe	700	10
Usen*	15,940	11
Watabe Wedding	3,377	31
Yachiyo Bank	800	24
Yachiyo Industry	1,400	11
Yasunaga	2,100	24
Yellow Hat	2,700	25
Zojirushi	18,000	49
Total Japan		9,016
Malta - 0.1%		
Unibet Group*	2,505	55
Total Malta		55
Netherlands - 5.4%		
EADS*	22,318	691
Royal Dutch Shell, Cl A	45,763	1,768
TNT	53	1
Total Netherlands		2,460
New Zealand - 0.0%		
Sky Network Television	210	1
Total New Zealand		1
Norway - 0.9%		
Statoil	13,245	388
Total Norway		388
Portugal - 0.0%		
Novabase SGPS	1,941	9
Total Portugal		9
Singapore - 4.5%		
DBS Group Holdings	46,000	563
Elec & Eltek International	12,000	40
First Resources	55,000	62
GP Batteries International	5,000	5
Great Eastern Holdings	2,000	25
Jardine Cycle & Carriage	21,526	650
Lian Beng Group	266,000	77
Neptune Orient Lines/Singapore	74,000	114
Oversea-Chinese Banking	43,000	336
QAF	7,000	4
Singapore Airlines	16,000	184
Total Singapore		2,060
Spain - 0.6%		
Endesa	7,162	250
Total Spain		250
Sweden - 4.6%		
Bilia, Cl A	6,697	172
Boliden	24,197	546
Industrial & Financial Systems, Cl B	3,345	69
Industrivarden, Cl A	2,056	46

Nolato, Cl B	2,279	27
Saab, Cl B	18,784	424
Swedbank, Cl A	3,246	62
Volvo, Cl B	38,852	763
Total Sweden		2,109
Switzerland - 4.5%		
Advanced Digital Broadcast Holdings	3,308	95
Bell Holding	28	72
Bossard Holding	337	59
Calida Holding*	500	18
Emmi	1,178	293
Nestle	6,243	387
Roche Holding	5,950	966
UBS*	7,479	150
Valartis Group	443	10
Total Switzerland		2,050
United Kingdom - 14.0%		
AstraZeneca (GBP)	22,744	1,079
AstraZeneca (SEK)	317	16
Aviva	1,846	14
BHP Billiton	3,755	159
BP	87,455	672
British Polythene Industries	2,378	11
Centrica	13,546	73
Character Group	242	1
Chaucer Holdings	257	–
Dart Group	40,418	57
Davis Service Group	31,578	274
Hilton Food Group	1,087	5
HSBC Holdings	133,630	1,458
Imperial Tobacco Group	25,161	887
Logica	18,521	42
Rio Tinto	12,034	878
Royal Bank of Scotland Group*	737,204	514
RPC Group	21,276	119
Schroders	2,990	95
Tribal Group	14,443	11
Vitec Group	162	2
Total United Kingdom		6,367
Total Foreign Common Stock (Cost $34,348)		**43,784**
Foreign Preferred Stock - 0.6%		
Germany - 0.6%		
Porsche Automobil Holding	3,610	262
Villeroy & Boch	458	4
Total Germany		266
Total Foreign Preferred Stock (Cost $329)		**266**
Rights - 0.0%		
Bank of Cyprus (B)	38,136	–
Total Rights (Cost $0)		**–**
Affiliated Mutual Fund - 0.1%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.04% (A)	28,729	29
Total Affiliated Mutual Fund (Cost $29)		**29**
Total Investments - 98.3% (Cost $35,319)†		**44,582**
Other Assets and Liabilities, Net - 1.7%		**774**
Total Net Assets - 100.0%	$	**45,356**

* Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of April 30, 2011.
(B) -Security valued in accordance with fair value procedures under the supervision of the Board of Trustees.
Cl - Class
GBP - British Pound Sterling
SEK - Swedish Krona

† At April 30, 2011, the approximate tax basis cost of the Fund's investments was $35,319 (000), and the unrealized appreciation and depreciation were $10,131 (000) and $(868) (000), respectively.

Amounts designated as "-" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
        Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of April 30, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 503	$ -	$ -	$ 503
Foreign Common Stock				
Australia	-	3,301	-	3,301
Austria	-	622	-	622
Belgium	-	79	-	79
Britain	-	36	-	36
Canada	331	-	-	331
China	-	479	-	479
Cyprus	-	139	-	139
Denmark	-	750	-	750
Finland	-	674	-	674
France	-	5,279	-	5,279
Germany	-	3,252	-	3,252
Greece	-	446	-	446
Hong Kong	-	2,453	-	2,453
Italy	-	1,178	-	1,178
Japan	-	9,016	-	9,016
Malta	-	55	-	55
Netherlands	-	2,460	-	2,460
New Zealand	-	1	-	1
Norway	-	388	-	388
Portugal	-	9	-	9
Singapore	-	2,060	-	2,060
Spain	-	250	-	250
Sweden	-	2,109	-	2,109
Switzerland	-	2,050	-	2,050
United Kingdom	-	6,367	-	6,367
Foreign Preferred Stock				
Germany	-	266	-	266
Rights	-	-	-	-
Affiliated Mutual Fund	29	-	-	29
Total Investments	$ 863	$ 43,719	$ -	$ 44,582

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing quotations of an independent pricing service and are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.